Exhibit 14.1

QUANEX MANAGEMENT GUIDE	POLICY # C-1

SUBJECT: CODE OF BUSINESS CONDUCT & ETHICS	EFF. DATE:	9-1-05
	INITIATED BY:	K. P. Delaney
APPLICABLE TO: ALL QUANEX DIVISIONS / SUBSIDIARIES	APPROVED BY:	R. A. Jean

A.            POLICY

1.               It is the policy of Quanex Corporation and its subsidiaries (the “Company”) to conduct its business in accordance with the highest standards of integrity, Company policies, and all applicable laws and regulations of the United States, and the states, counties and cities and other jurisdictions in which the Company operates (“ethical & lawful conduct”).

2.               All employees, officers, directors, and independent agents acting on behalf of the Company (“Associates”) shall respect and comply with all standards of ethical & lawful conduct.

3.               All illegal and/or unethical acts are prohibited under this Policy.

4.               It is mandatory that Associates be clearly informed of and comply with the provisions of this Policy.

5.               In addition to this Code of Business Conduct & Ethics (the “Code”), the Company has established a specific Policy (C-2) outlining the Code of Ethics for Senior Financial Executives.

B.            PURPOSE, LIMITATIONS & DEFINITIONS

1.               The purpose of the Code is to provide necessary information about the Company’s standards of business conduct, and to ensure that Associates know and understand the Company policies and standards of ethical & lawful conduct, and the procedures for seeking clarification or reporting a concern or complaint about a suspected or actual unethical or illegal act, without fear of retaliation.

2.               This Code does not summarize all standards of ethical & lawful conduct.   When in doubt, Associates should ask for clarification by consulting with the Senior Vice President – General Counsel (the “Chief Compliance Officer”), Senior Vice President – Finance & Chief Financial Officer (the “Chief Financial Officer”), Director of Internal Audit, or by using the reporting procedures outlined in Section D of this Code.

C.            RESPONSIBILITY

1.               Senior Vice President – General Counsel.  The Senior Vice President – General Counsel is designated as the “Chief Compliance Officer” and assigned the overall responsibility for providing the leadership and direction necessary to implement and audit compliance with this Policy.

2.               Group and Division Presidents are directly accountable and responsible for providing the leadership, oversight and resources to assure implementation and enforcement of this Policy.

3.               Location General Managers and Location Human Resource Managers, as a resource to the location general manager, are responsible for implementing all provisions of this Policy.

4.               All Members of Management are responsible for:

a.               Maintaining a constant awareness of potential illegal or unethical situations or behaviors, and provide the leadership to ensure that associate behavior is in compliance with this Code.

b.              Ensuring Associates are aware of and fulfill their responsibility to immediately report knowledge of all good faith actual or suspected violations of the standards of ethical & lawful conduct using the reporting procedures outlined in Section D of this Code.

c.               Taking immediate action to respond to all associate concerns or complaints by notifying the location manager or human resource manager.

d.              If this is uncomfortable or inappropriate, the reporting procedures outlined in Section D of this Code must be used to immediately notify the Company.  Compliance is mandatory even when, after expressing such concern, an associate asks that no action be taken or to “forget about what was said in confidence.”  When management is informed, at any time and in any case, management has a legal duty to act.

5.               All Associates are responsible for:

a.               Strictly complying with the provisions of this Code, related Company policies, and all standards of ethical and lawful conduct while on Company property or while representing the Company.

b.              Immediately reporting all good faith suspected or actual violations of this Code or any unethical or illegal behavior or situation to the location management without fear of retaliation.

c.               If this is uncomfortable or inappropriate, the concern or complaint must immediately be submitted using the reporting procedures outlined in Section D of this Code.

D.            REPORTING PROCEDURES

1.              Questions & Clarification.  Associates should discuss any questions regarding personal responsibilities or interpretation of this Policy with their supervisor, human resource manager, controller, or any member of management.

2.              Concerns & Complaints.  Associates must immediately report, in good faith, all suspected or actual violations of this Policy, or violations of any standards of ethical & lawful conduct.

a.               Associates, who in good faith, are aware of suspected or actual violations of this Code, or any illegal or unethical conduct by an associate, must immediately notify their supervisor, manager, or any member of management, without fear of retaliation.

b.              If this is uncomfortable or inappropriate, then the concern or complaint must immediately be submitted (anonymously, confidentially or otherwise) to the Chief Compliance Officer, Chief Financial Officer, Director of Internal Audit, or any corporate officer in person, by telephone, letter or e-mail as follows:

1)	By Letter	Quanex Corporation
1900 West Loop South, Suite 1500
Houston, Texas 77027

2)	By Telephone	Direct Telephone	(713) 877-5349
		Toll Free Telephone	(800) 231-8176
		Toll Free HOTLINE	(888) 704-8222

3)	By Electronic Mail HOTLINE	hotline@quanex.com

c.               If this is uncomfortable or inappropriate, then concerns or complaints may be submitted by letter to the Chairman of the Nominating & Corporate Governance Committee or the Chairman of the Audit Committee of the Quanex Corporation Board of Directors at the Company address noted above.

d.              If concerns or complaints require confidentiality, including keeping identity anonymous, then this confidentiality will be protected, subject to applicable law, regulation or legal proceedings.

3.              Accounting Complaints.  The Company’s policy is to comply with all applicable financial reporting and accounting regulations.

a.               If any associate has concerns or complaints regarding questionable accounting, internal accounting controls, or auditing matters of the Company, then those concerns or complaints may be submitted (anonymously, confidentially or otherwise) to the Senior Vice President – Finance & Chief Financial Officer, (the “CFO”) using the reporting procedure outlined above.

b.              If this is uncomfortable or inappropriate, or if the CFO is not available, then those concerns or complaints may be submitted (anonymously, confidentially or otherwise) by letter to the Chairman of the Audit Committee of the Quanex Corporation Board of Directors at the Company address noted above.

c.               Subject to duties arising under applicable law, regulations and legal proceedings, submissions will be treated confidentially.  Such submissions must be addressed using the reporting procedures outlined in Section D of this Code.

E.              SPECIFIC PROVISIONS OF THE CODE OF BUSINESS CONDUCT & ETHICS

1.              Antitrust

a.               The Company is committed to upholding the existence of a competitive marketplace by complying with all antitrust laws of the United States and other foreign nations that have adopted such laws.

b.              All arrangements, meetings or conversations with competitors are suspected, regardless of intent.  Associates must never talk with competitors about Company prices, costs, marketing strategies, market shares, sales territories, or sales practices.  Any attempt by a competitor to initiate such a discussion must be immediately reported using the reporting procedures outlined in Section D of this Code.

c.               Federal Antitrust laws make it illegal to engage in activities that reduce competition or restrain trade in any way.   This includes but is not limited to (1) fixing or controlling prices with competitors;  (2) dividing up territories or markets;  (3) limiting the production or sale of products;  (4) boycotting certain suppliers or customers;  (5) restricting a competitor’s marketing practices;  and (6) disparaging a competitor or misleading a customer.

2.              Company Assets

a.               The Company is committed to the protection and efficient utilization of its assets.  All Associates must protect Company assets and ensure their efficient use.

b.              Theft, carelessness and waste have a direct impact on the Company’s profitability.  All Company assets must be used for legitimate business purposes.

c.               Assets may be removed from Company premises only for purposes of conducting Company business, and only when authorized.

3.              Company Records

a.               Record Integrity.  The Company is committed to maintaining the integrity of all record keeping and reporting systems.  Associates must ensure that all records for which they are responsible are:

•                  A fair presentation of the activity they record.

•                  In accordance with Company policy.

•                  Prepared in a manner that reflects the nature and purpose of the activity.

•                  Accurate and true.  No false, unsupported, or inaccurate entries may be made in Company records for any reason.

b.              Records Retention

1)              The Company will retain records only as long as there is a legal retention requirement or as long as the records serve a useful business purpose.  This will be done in the most cost-effective manner possible.

2)              The Records Retention Timetable is contained in Quanex Policy R-10.  It specifies retention periods based on the following considerations:  government requirements; value in conducting current business; need to substantiate claims or other legal rights; historical significance.

3)              Documents relating to pending, threatened, anticipated, imminent or on-going litigation, legal investigation or audit shall not be destroyed for any reason until expressly authorized by the Chief Compliance Officer.  During legal proceedings all relevant Company records, personal computers, servers, and electronic storage media may be subject to the discovery process, and shall also be safeguarded to ensure that hardware, software, and stored data is neither corrupted nor destroyed.

4.              Competitors’ Information

a.               Associates may learn about competitors’ products and services through publicly available information such as trade journals or published specifications.  Associates must not, under any circumstances, undertake improper means to obtain or be the recipient of improperly obtained competitive information.

b.              The Company will not hire competitors’ employees in order to get confidential information.  Associates possessing another firm’s trade secrets or proprietary information at time of employment with the Company must not disclose them or cause the Company to make use of them.

5.              Confidential & Proprietary Information

a.               Protection of Information.  The Company is committed to protecting and securing its confidential and proprietary information in accordance with Company policies and related U.S. laws and regulations.  Associates must never release confidential or proprietary information to anyone outside the company without proper authority.  This includes, but is not limited to, the following:

•                  Personnel records

•                  Internal telephone lists & directories and organization charts

•                  Passwords

•                  Engineering, financial, advertising, promotions, and marketing data

•                  Sales figures

•                  Capital investment programs

•                  Projected earnings

•                  Changes in management policies

•                  Actual or planned new services, processes, products and test data

•                  Lists of actual or potential customers and suppliers

•                  Compensation, benefits, protected health information,  or other Human Resources data

•                  Suppliers’ pricing

•                  Contract terms

•                  Operational and strategic business plans

•                  Merger, acquisition, divestiture plans and information

b.              Statements About the Company to the Public

1)              No statements or comment on earnings may be made except those published to stockholders or authorized in advance by the Chief Executive Officer or the Chief Financial Officer.

2)              Any statements or comments about production rates, unfilled orders, bookings, estimated future earnings, the cost of facilities, activities or products not previously disclosed, are restricted.

3)              Associates may submit papers and articles to technical publications as long as nothing of a proprietary nature is disclosed.  Prior written approval from a corporate officer or the group or division president is required before publishing any articles or delivering talks of a technical nature.

4)              Independent agents and consultants acting on behalf of the Company are specifically prohibited from referring to any technical or non-technical knowledge about the Company in written or oral presentations without written authorization from the Chief Compliance Officer.  All data, work papers, and knowledge gained through performing contractual services with the Company remain the proprietary assets of the Company.

c.               Personal Information and Associate Photographs

1)              The release of information and photographs to outside news media requires the approval of a corporate officer.

2)              The release of data on current or former Associates is prohibited without the written and specific permission of the associate concerned or a court order pursuant to legal proceedings.

3)              The release of any photographs of Associates for internal or external publication is prohibited without the associate’s written and specific permission.

6.              Conflicts of Interest

a.               The Company is committed to the policy that as Associates, all Company-related business conducted shall solely serve the interest of the Company.  Associates, family members and friends shall not realize personal gain from an associate’s capacity as an employee, officer, director, or independent agent acting on behalf of the Company, unless that gain is part of an approved compensation program.

b.              Conflict Situations

1)              The Company respects the rights of Associates to engage in activities of a private nature.  Associates, however, must avoid undue outside influence on their decisions and actions in the performance of their job.  Associates have the responsibility to review with their supervisor any activities that might result in a conflict of interest.

2)              Associates must be scrupulous in avoiding situations in which personal interests conflict in any way (or even appear to conflict with) the interests of the Company.  A conflict of interest exists when personal interests are (or appear to be) inconsistent with those of the Company, and make it difficult to perform Company work objectively and effectively.

3)              A conflict may also arise when an Associate or family member receives improper personal benefit as a result of his/her position in the Company, whether received from the Company or a third party.

4)              Suspected or actual conflict of interest situations must be immediately reported using the reporting procedure outlined in Section D of this Code.

c.               Personal Loans.  Loans by the Company to, or guarantees by the Company of obligations of Associates and their respective family members may create a conflict of interest.  Federal law prohibits loans by the Company to directors and corporate officers.

d.              Conflicts of interest are prohibited as a matter of Company policy, except under guidelines approved by the Board of Directors or Committees of the Board.

7.              Corporate Opportunity

a.               Associates are prohibited from taking for themselves personally opportunities that properly belong to the Company or are discovered through the use of corporate property, information or position.

b.              Associates shall not use corporate property, information or position for personal gain.

c.               Associates shall not compete with the Company.

d.              Associates owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

8.              Electronic Information

a.               Use of Company Systems & Software

1)              The Company is committed to the ethical and lawful use of electronic information systems (i.e., electronic data processing, storage and transmitting equipment; computers; servers; peripheral devices; voice and electronic mail message storage systems; and internal and external networks and third party connection systems.

2)              All electronic information transmitted, received, or contained in the Company’s information systems is the property of the Company and as such is to be used for job-related purposes.

3)              The use of any software or business equipment for private purposes is permitted on a limited basis with management’s knowledge and approval.

b.              Third Party Software

1)              Software is provided as a productivity tool for Associates to perform their job functions.  The Company licenses the use of computer software from third party companies who own the copyright to this software and related documentation.  This software must be used in accordance with the specific terms and conditions of the applicable license agreements.

2)              U.S. Copyright law stipulates that illegal reproduction of software can be subject to civil damages of as much as $100,000 per copyright violation.  Criminal penalties including fines and imprisonment can also be imposed.  Associates who make, acquire or use unauthorized copies of computer software will be subject to disciplinary action, including possible dismissal and/or legal action.

3)              The Company is committed to the following policy:

•                  The illegal duplication of software is prohibited.

•                  Associate-owned software installed on Company equipment without prior licensing is prohibited.

•                  The use of software on local networks or multiple machines is permitted only in accordance with the license agreement.

c.               Electronic Mail

1)              The use of E-Mail is for business-related purposes, and all other correspondence using electronic mail should be minimized.

2)              E-Mail is a Company record.  Hard copies of e-mail as well as hard drives, personal computers, servers, etc. are subject to document subpoenas in civil litigation and criminal investigation.  Once created, e-mail messages are subject to the Company’s Record Retention Policy.

d.              Internet Access

1)              Internet access is provided for business communications, commerce, and research.  The Internet access privilege given to Associates is limited to legitimate business purposes.

•                  Use of the Internet is intended to benefit the Company.  Seeking or participating in web sites, news groups, or chat areas that contain, permit, or promote subjects that are not appropriate for Company use (e.g., racism, bigotry, gambling, pornography, and/or other inappropriate materials) is prohibited.

•                  Associate access to the Internet is monitored by the Company.  A log of action is recorded.  Web sites visited, as well as material downloaded, are electronically logged.  The duration spent at each web site is tracked, as is total time spent on line.  Management can request the information and a report generated for their review.

•                  Violation of this policy can result in revocation of an Associate’s Internet access privileges, and/or disciplinary action up to and including termination.  Accidental access to an unauthorized web site is unavoidable and will be treated as such.

2)              Information transmitted to or through Internet Service Providers (e.g., AOL, Yahoo, etc.) is not secure, and becomes the property of the Internet Service Provider.

e.               Monitoring Systems Access & Activity

1)              The Company has the right and obligation to monitor and access data created, transmitted, or stored on its systems and equipment for legitimate business purposes.  These purposes include:  ensuring adherence to Company policies;  accessing information when particular Associates are not available;  and maintaining and testing the system.

2)              Associates have no expectation of privacy with respect to documents, voice mail or e-mail messages, or any other kind of data transmitted or stored on Company systems and equipment.  The Company will monitor all systems and stored data for legitimate business purpose.

9.              Employment Practices

a.               The Company is an equal opportunity employer.  Discrimination on the basis of race, color, national origin, age, sex, religion, veteran status, disability or other status protected by law will not be tolerated.

b.              Consistent with the Company’s decentralized management structure, responsibility for compliance with all federal, state and local laws and regulations regarding employment rests with each group and division president.

c.               It is the policy of the Company that the employment practices include the following:

•                  The use of tests as a selection tool must be job related and meet Federal Employment Selection Guidelines.

•                  A thorough background check must be made before an employment offer is extended.  Driving records must be checked for all Associates who drive Company cars.

•                  Potential employees must complete and sign a Company Employment Application before an offer of employment is made.

•                  Potential employees must complete a pre-employment drug screen as a condition to the employment offer.  A physical examination may also be conducted if required for the position.

10.       Environmental Stewardship

a.               The Company is committed to producing quality products and services in a safe, efficient and environmentally sound manner while maintaining a workplace that protects the health and safety of Associates and the communities in which the Company conducts business.

b.              Management must be kept informed of all issues and circumstances regarding environmental stewardship and compliance.  Associates must immediately report all environmental related concerns and complaints.

c.               To meet the commitment to environmental stewardship, the Company will:

1)              Conduct all operations in compliance with all applicable environmental, health and safety laws and regulations.

2)              Integrate environmental, health and safety awareness into Company business decisions.

3)              Set Company and Associate performance standards that promote positive safety and environmental behavior, and provide resources, training and incentives to ensure meeting these standards.

4)              Encourage innovation in Company processes and products to minimize or prevent the creation of waste and the discharge of contaminants to the air, land or water.

5)              Establish procedures and programs to implement the Company’s environmental policies.

6)              Verify continuous improvement through periodic audits.

7)              Communicate the Company’s environmental, health and safety commitment to Associates, neighbors, customers and shareholders, as appropriate.

8)              Cooperate with regulatory agencies, as needed to address environmental, health and safety issues.

11.       Fair Dealing.  Associates shall endeavor to deal fairly with the Company’s customers, suppliers, competitors, officers and employees.  No Associate shall take unfair advantage of anyone through manipulation, concealment, abuse or privileged information, misrepresentation of material facts or any other unfair dealing practice.

12.       Gifts, Favors & Gratuities

a.               Associates shall not accept gifts, favors, gratuities or hospitality from individuals or firms conducting business with the Company.

b.              From time to time Associates may accept unsolicited business entertainment (e.g., occasional meals or social/sporting events) if the entertainment:  (1) occurs infrequently;  (2) arises in the ordinary course of business;  (3) is reasonable/involves amounts which an associate is used to spending on personal entertainment;  and (4) takes place in a setting that is appropriate and fitting in light of its business purposes.  “When in doubt, ask before acting!”

13.       Insider Trading

a.               It is the policy of the Company that no Associate who is aware of material, non-public information relating to the Company may, directly or through family members or other persons or entities, buy or sell securities of the Company or engage in any other action to take personal advantage of that information.  This restriction extends to sharing or tipping others about such information, since the individuals receiving such information might utilize such information to trade in the Company’s securities.

b.              This provision applies to all Associates.  However, pre-clearance procedures, trading windows, and blackout periods apply only to directors, corporate officers, and other designated employees who may necessarily be included due to their access to material, non-public information.

c.               Trading windows and blackout periods are imperfect devices, which will not necessarily remove liability but do provide general guidance to directors, corporate officers and other designated employees.  For Quanex, the blackout period (where no trades are allowed) begins 30 days before the regularly scheduled quarterly earnings release and ends at the close of business two days after the release.  At all other times a trading window exists.  However, directors, corporate officers and designated employees must receive “pre-clearance” when they intend to trade Company securities by contacting the Chief Financial Officer or Chief Compliance Officer.

d.              The following transactions are not covered under the Insider Trading policy:

1)              Stock option exercises (however, the sales of stock not to the Company in cashless exercises are covered).

2)              Purchases through the 401(k) (however, changes in percentages allocated to purchase stock or an intra-plan fund transfer involving stock are covered).

3)              Purchases through the Employee Stock Purchase Plan (ESPP) (however, changes in the level of participation and sales of stock from the ESPP are covered).

4)              Purchases through the Dividend Reinvestment Plan (DRP) (however, changes in the level of participation and sales of stock from the DRP are covered).

5)              Transactions pursuant to qualifying 10b5-1 plans.

e.               Regardless of blackout periods, an Associate or individual identified above shall not “buy” shares of the Company’s securities (except under option programs, previously existing 401(k), ESPP, DRP, or 10b(5) arrangements), if such individual possesses positive material, non-public information.  Such individual shall not “sell” shares of the Company’s securities under any plan if such individual is in possession of negative, material, non-public information – even during the window period.

f.                 Associates of the Company are directed to the Company’s Policies regarding Insider Trading and the Treatment of Non-Public Information.  Any and all questions regarding the applicability of such insider trading prohibitions shall be addressed to the Chief Financial Officer or the Chief Compliance Officer.

14.       International Business

a.               Associates involved in foreign business transactions must fully understand and comply with applicable export regulations, anti-boycott provisions, and applicable trade and embargoes in force at the time they are representing the Company.

b.              Anti-Boycott Regulations. The anti-boycott regulations of the U.S. Department of Commerce and the Internal Revenue Service prohibit U.S. companies and foreign business concerns controlled by U.S. companies from engaging in unsanctioned boycotts with respect to products or services.

c.               Foreign Corrupt Practices Act.  The Act strictly prohibits the Company, its Associates and agents from paying or offering any money, or other thing of value, directly or indirectly, to any foreign government official that could be perceived as an inducement or bribe to help the Company’s business.  Associates should address any questions in this regard to appropriate individuals in management using the reporting procedures outlined in Section D of this Code.

15.       No Retaliation.  The Company will not permit retaliation of any kind on or on behalf of the Company, against an associate as a result of a good faith report of an actual or suspected violation of this Code or any illegal or unethical conduct.  Retaliation is itself a violation of this Code.  Any such retaliation shall be reported using the reporting procedures outlined in Section D of this Code.

16.       Non-Discrimination

a.               The Company is committed to providing Associates with a work environment which promotes equal opportunity, and which is free of discrimination and harassment of any kind.

b.              No associate shall engage in any conduct which is harassing, intimidating, abusive, disruptive, or which discriminates against an individual because of race, color, national origin, sex, age, disability, religion, veteran status or any other status protected by law.

17.       Non-Public Information

a.               The Company is committed to protecting the unauthorized disclosure of information which is developed or obtained inside the company, which has not been previously disclosed according to the guidelines of the New York Stock Exchange and the Securities and Exchange Commission.

b.              All inquiries from external sources for information about the Company (particularly holders of the Company’s securities, brokers, dealers, institutional investors, security analysts, investment advisers, and representatives of the Press) must be referred to a corporate officer or the executive in charge of Corporate Investor Relations, in all instances where such requests are for more than copies of previously issued annual or periodic reports or other routine public information.

c.               Associates must maintain confidentiality of all non-public information entrusted to them by the Company or its suppliers or customers, except when disclosure is authorized by the Chief Executive Officer, the Chief Financial Officer, or the Chief Compliance Officer, or required by laws, regulations or legal proceedings.

d.              Whenever feasible, Associates should consult with the Chief Financial Officer or Chief Compliance Officer if they believe they have a legal obligation to disclose confidential information.  Confidential information includes all non-public information that might be of use to competitors of the Company, or harmful to the Company or its customers if disclosed.

18.       Patents and Copyrights

a.               All papers and apparatus relating to the Company’s business, including those prepared or made by Associates are the property of the Company.  As a condition of employment, employees and corporate officers must agree to this policy.

b.              Associates must promptly disclose to the Company all copyrightable and/or patentable material developed at the expense of the Company, and assign all interests to such material to the Company.

c.               The Patent and Copyright Agreement (Quanex Policy P-12) must be signed by all new employees who are working in the field of inventions and trade secrets.

19.       Personnel Information

a.               The Company is committed to ensuring that Associate information contained in personnel files and related data storage media is accurate, relevant, and safe from improper disclosure.

b.              Contents.  Associate personnel files will contain only necessary, job-related and personal data.  This includes, but is not limited to the employment application; resume or related hiring documents; benefit coverage information; performance evaluations; and other necessary information pertaining to promotion, training, compensation and discipline.

c.               Availability.  Current and former Associates have the right to inspect the information in their individual personnel file.  This must be done in the presence of a Human Resources professional.  Employee records are available to members of management who have a legitimate, verifiable need to know.

d.              Disclosure.  No personnel information will be disclosed to any outside source unless there is proper legal authority, or the employee has signed a specific consent release.  This release must state specifically what information is permitted to be released and to whom it is to be released.  Open-ended, non-specific release statements are not acceptable.

e.               External Reference Checks

1)              Outside sources seeking reference checks for employees and former employees will be provided information at the Company’s discretion and only after receipt of a specific written release.

2)              All external contacts for information must be referred to the location’s Human Resources manager.

3)              Without a specific release, the Company representative will only verify the employee/former employee’s name, position title, and service dates.  No other information will be provided.  No information will be volunteered.  Additional information may, at the Company’s discretion, be disclosed only after receipt of a release, signed by the individual employee/former employee, specifying the information to be disclosed.

4)              The Company will cooperate with federal, state and local government agencies that demonstrate a specific need to know during a lawful investigation or audit.

20.       Protected Health Information

a.               The Company is committed to safeguarding the right of all Associates to the privacy over the use and disclosure of protected health information.  Associate’s protected health information is confidential.  It will be safeguarded in accordance with Company Policy and the Health Insurance Portability and Accountability Act (HIPAA).

b.              The Company will standardize and safeguard the transmission of protected health information and protect the privacy of health information as it may be used for the medical, dental, prescription drugs, vision, employee assistance, and health care spending accounts.

c.               Protected health information may be used to facilitate the payment of benefits, to facilitate treatment, to perform health care operations (e.g., insurance underwriting).  Life insurance, short- and long-term disability, dependent care spending accounts, fitness for duty and workers’ compensation are excluded.

21.       Public Company Reporting

a.               The Company is committed to assuring that all filings with the Securities and Exchange Commission are timely and accurate.

b.              Associates, depending on their position with the Company, may be called upon to provide necessary information to assure that the Company’s public reports are complete, fair and understandable.  The Company expects Associates to take this responsibility very seriously, and to provide prompt and accurate answers to inquiries related to the Company’s public disclosure requirements.

22.       Safety

a.               The Company is committed to ensuring and protecting a safe and healthful work environment for all Associates.  Consistent with the Company’s decentralized management structure, responsibility for compliance with applicable health and safety laws rests with each Group and Division President.

b.              Associates are accountable for their conduct on the job as it relates to their safety and health.

c.               The safety and health conditions, concerns and compliance are key management priorities with enormous potential for economic and criminal liabilities.  Management must be kept informed of all issues and circumstances relating to compliance.

23.       Sensitive Payments

a.               Political Campaigns.  No payments shall be made from Company funds for participation in any political campaign on behalf of any candidates, either directly or indirectly.

b.              General Public.  No payments shall be made from corporate funds for purposes of influencing the general public with respect to legislative matters or elections, unless specifically approved by the Board of Directors.

c.               Government Payments.  Any amount of Company funds paid to a government as a fine or penalty for the violation of any law is considered a sensitive payment.  It is required to be reported under the terms of the Company’s financial policy.

d.              Unidentified Individuals.  No payments or transfers of Company funds shall be made to any unidentified person, an anonymous bank account, or special fund, or payments, which are not properly identified and accounted for in the financial records.  No false or artificial entries shall be made in Company books or records.

e.               Kickbacks.  No payments shall be made, directly or indirectly, by or on behalf of the Company, nor received by an employee or agent of the Company, which is or could be construed to be in the nature of a bribe or kickback to obtain favorable treatment in securing business or special concessions, or in recognition of past favors or other considerations.  Neither an associate nor family members shall accept any form of “under the table” payment, kickback, bribe, rebate, or other improper payment in connection with any corporate purchase or sale of goods or services.

f.                 Commission Payments.  The Company’s Financial Policy 3.1 requires details of all commission arrangements, commission payments, and the aggregate amount of all facilitating payments made or in effect during the fiscal period ending, together with a statement of compliance with the Code of Business Conduct & Ethics.

24.       Sexual Harassment

a.               The Company is committed to providing Associates with a work environment which is free from all forms of sexual harassment.

b.              The Company will not ignore, condone or tolerate any behavior or conduct by an Associate or unaffiliated visitor which is harassing, intimidating, abusive, or disruptive, or which shows hostility toward an individual because of the individual’s sex, race, national origin, age, disability, religion, veteran status or other status protected by law.

c.               Sexual harassment is defined as any conduct of a sexual nature that makes someone uncomfortable or embarrassed or is otherwise unwelcome.  Even if the person who acted in such a way did not intend to offend or intimidate, such conduct is still sexual harassment.  Concerns or complaints must be reported immediately using the reporting procedures outlined in Section D of this Code.

d.              Unwelcome sexual advances, requests for sexual favors, and other verbal or physical conduct of a sexual nature constitutes sexual harassment when:

1)              Submission to such conduct is made explicitly or implicitly a term or condition of employment.

2)              Submission or rejection of the conduct is used as the basis for an employment decision (e.g., hiring, promotion, salary increase, etc.) affecting the harassed individual.

3)              Such conduct substantially interferes with an individual’s work performance or creates an intimidating, hostile or offensive work environment.

25.       Solicitation

a.               The Company is committed to limiting solicitation and distribution of non-Company information on its premises.   When left unrestricted, such activities can interfere with the normal operation and be detrimental and annoying to Associates and customers, as well as pose a threat to security.

b.              Persons who are not employed by the Company are prohibited from soliciting funds or signatures, conducting membership drives, distributing literature or gifts, offering to sell merchandise or services (except representatives of suppliers properly identified), or engaging in any other solicitation or similar activity on Company premises.

c.               From time to time management may authorize fund drives by employees on behalf of charitable organizations.  Employees are encouraged to volunteer to assist in these drives.  However, employees are not to be discriminated against because of their willingness or unwillingness to participate.

d.              Associates are permitted to engage in solicitation or distribution of literature for any group or organization, including charitable organizations, only in accordance with the following restrictions:

•                  The sale of merchandise is prohibited on Company premises.

•                  Solicitation and distribution of literature are prohibited during working time of either the employee making the solicitation or the targeted employee.  The term “working time” does not include an employee’s authorized lunch or rest periods or other time when the employee is not required to work.

•                  Distribution of literature is prohibited in work areas at all times.

•                  The distribution of literature in such a manner as to cause litter on Company premises is prohibited.

•                  Off-duty employees are not allowed to return to Company premises until their next scheduled work time, except as a customer of the Company.

•                  Solicitation includes, but is not limited to, subscriptions; football (sports) pools; raffles; or collection of gifts, funds or donations for flowers for fellow employees and their families.

26.       Substance Abuse

a.               The Company is committed to providing a safe work environment that is free from the effects of alcohol or drug abuse.  The possession, distribution, or use of any illegal drugs or alcohol on Company premises is strictly prohibited.

b.              The possession and/or use of any controlled substance (e.g., prescription drugs) that impacts your ability to safely perform your job, without management knowledge and approval is prohibited.

c.               Associates and guests are prohibited from being under the influence of any substance which affects the senses while on Company property.  (Company property includes parking lots and Company vehicles.)

d.              The Company will randomly test employees.  Mandatory testing is for applicants receiving an offer of employment, employees returning from extended leaves of absence or layoff, Associates reasonably suspected by management as unfit or impaired to work, and Associates involved in workplace accidents or incidents, as determined by the Company.

27.       Third Party Relationships

a.               Suppliers & Vendors.  Principles of fair competition are basis to all Company operations.  These principles are integral parts of the following provisions that cover our interactions with suppliers, customers, and public officials.  First, all purchases of goods and services by the Company are to be made on the basis of quality, service, price and suitability.  We seek to establish mutually beneficial, long-term relationships with our suppliers and vendors based on these factors.  Second, reciprocity is a harmful practice.  It keeps the Company from making sure items are purchased that contain the best materials and services at competitive prices.

b.              Customers.  All dealings with customers and potential customers shall be fair and above board.  All sales to customers must be based on price, terms, or type of service to be provided and similar appropriate lawful factors.  The Company will not tolerate, under any condition, the offering or payment of kickbacks, under-the-table payments, illegal rebates or similarly inappropriate or improper payments to actual or potential customers or their representative in exchange for business.

c.               Non-Government Entities.  Associates shall not offer gifts, gratuities, or any other benefit or favor to an anticipated or current supplier, vendor, jobber, agent, consultant, or competitor in connection with the purchase or sale of goods or services.   As an Associate, you may, however, offer non-governmental entities or their representatives non-monetary gifts of a nominal value.

d.              Government Representatives.  Associates shall not offer, give, or transfer anything of value to (or accept anything of value from) any official, employee, or agent of any governmental entity with whom the Company does business, seeks to do business, or has a regulatory relationship.

e.               Political Parties & Communities.  Associates are encouraged to exercise their rights as citizens by expressing views on public policy, supporting candidates of choice, and engaging in political and community activities on personal time.  However, Associates shall not make any political contributions on behalf of the Company or using Company funds.  Except as otherwise specifically approved in advance by the Chief Compliance Officer, all Associates shall not use any Company property or facilities, or the working time of any Associates, for any political activity.

28.       Violence in the Workplace

a.               The Company is committed to providing Associates with a work environment which promotes the respect for and dignity of Associates, supports the free exchange of ideas, and is free from disruptive, threatening and/or violent behavior.

1)              Disruptive behavior disturbs, interferes with, or prevents normal work functions or activities.  Such behavior includes yelling, using profanity, waving arms or fists, or verbally abusing others; making inappropriate demands for time and attention; making unreasonable demands for acting; or refusing a reasonable request for identification.

2)              Threatening behavior includes physical actions short of actual contact/injury, general oral or written threats to people or property, and implicit threats.

3)              Violent behavior includes physical assault, with or without weapons; behavior that a reasonable person would interpret as being violent; displaying a weapon of any type in a threatening manner; and specific threats to inflict physical harm.

b.              The unauthorized or illegal possession of a weapon by an associate or visitor to Company premises is prohibited.

F.              INTEGRATION WITH RELATED QUANEX POLICIES

1.               This Policy is intended to be an overarching guideline for employee conduct.  It is not intended to supersede or replace specific provisions of Quanex Corporation policies, group policies, or work rules already in effect, with which employees are expected to be familiar.

G.            COMPLIANCE

1.               All Associates shall comply with this Policy.

2.               The Company Antitrust Compliance Manual will be distributed to those who may be in a position to prevent antitrust violations from occurring.  Every recipient is expected to become familiar with its contents.  Group and Division Presidents will assure that each location, as appropriate, conducts workshops and other forms of training / communication with managers and all employees to help assure compliance with antitrust and other applicable laws.

3.               The Company will publish and periodically update this Code, outlining and clarifying for all Associates all compliance policies and business conduct provisions.

4.               The Annual Questionnaire Acknowledgement Code of Business Conduct & Ethics form will be completed by all directors, officers, and salaried Associates annually (within 15 days following the close of the Company’s fiscal year).  All new hires and employees promoted into salaried positions will sign an Affirmation of Receipt of the Code of Business Conduct & Ethics at time of hire or promotion that they have read, understand, and agreed to honor the Code of Business Conduct & Ethics.  All directors, officers, and salaried Associates must review and sign the form annually.  The forms shall be distributed by the location Human Resources Manager.

5.               Signed forms will be retained permanently in each salaried employee’s personnel file.

6.               The location manager must annually certify in writing through the Division / Group President to the Chief Compliance Officer that all salaried Associates have reviewed and signed this form.

7.               The Chief Compliance Officer shall annually notify the Nominating & Corporate Governance Committee of the Quanex Corporation Board of Directors that all locations are in compliance with this provision.

H.            ENFORCEMENT

1.               If an associate is found to be engaged in dishonest, illegal, unethical or any activity in violation of federal, state, local or foreign laws, this Code, or other provisions of this and related policies, the Company shall take appropriate action up to and including discharge, and if warranted, legal proceedings.

2.               To the extent possible, any such reports received by management will be maintained in confidence.  The Company will inform only those individuals who have a need to know of the report in order to conduct a full and fair investigation of the allegations that have been made.

3.               The general manager of the location at which the alleged activity occurred, with the location Human Resources manager as the key resource, is responsible for investigating and resolving issues.  The Chief Compliance Officer shall be immediately notified of all reports of illegal, unethical or other behavior in violation of the Code of Conduct & Ethics, or federal, state or local laws or regulations.

4.               The Chief Compliance Officer may assist in and/or assign to the Director of Internal Audit, the investigation and resolution of such alleged illegal, unethical or other behavior in violation of the Code of Business Conduct as appropriate.

I.                 AMENDMENT, MODIFICATION, WAIVER & INTENT

1.               This Code may be amended, modified or waived by the Board of Directors and waivers may also be granted by the Nominating & Corporate Governance Committee, subject to the disclosure and other provisions of the Securities Exchange Act of 1934, and the rules thereunder and the applicable rules of the New York Stock Exchange.

2.               The Quanex Corporation Code of Business Conduct & Ethics (Quanex Policy C-1) is intended as a guide for the efficient and professional performance of all Associates.  Nothing herein contained shall be construed to be a contract between Quanex Corporation and the Associate.  Additionally, this Code is not to be construed by any employee or corporate officer as containing binding terms and conditions of employment.  This employment relationship with the Company is “at will” and the Company retains the absolute right to terminate any employee or corporate officer, at any time, with or without cause.

3.               Management retains the right to change the contents of this Code of Business Conduct & Ethics as it deems necessary, with or without notice.